Jason Aiken

Senior Vice President & CFO

February 2, 2021

Wei Lu

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 9, 2021

File No. 001-03671

Dear Ms. Lu:

General Dynamics Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission set forth in the Staff’s comment letter, dated January 19, 2022 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments by February 2, 2022, or tell the Staff when the Company will provide its response. As discussed with the Staff, we are writing to confirm that the Company intends to respond to the Comment Letter on or before February 9, 2022.

We appreciate the Staff’s cooperation in this matter.

Sincerely,

/s/ Jason W. Aiken

Jason W. Aiken

Senior Vice President and Chief Financial Officer

cc:	Ethan Horowitz

Accounting Branch Chief,

U.S. Securities and Exchange Commission,

Division of Corporation Finance

11011 Sunset Hills Road

Reston, VA 20190

Tel: 703-876-3000

jaiken@generaldynamics.com